SE 21004614 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing

SEC FILE NUMBER
8-24191

AUG 30 2021

Washington, DC

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/2019 (MM/DD/YY) **AND ENDING** 6/30/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

J.K.R. & Company Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7145 Woodley Avenue
(No. and Street)

Van Nuys, California 91406
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Ellis (949) 497-4825
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson CPA
(Name - if individual, state last, first, middle name)

18425 Burbank Boulevard, Suite 606, Tarzana, CA 91356
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 25th day of August, 2021, by James A Ellis,
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

DARCY GARCIA
Notary Public - California
Los Angeles County
Commission # 2298236
My Comm. Expires Jul 22, 2023

(Seal) Signature

J.K.R. & COMPANY INC.

Table of Contents

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder's and Board of Directors of J.K.R. & Company, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of J.K.R. & Company, Inc. as of June 30, 2021, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of J.K.R. & Company, Inc. as of June 30, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of J.K.R. & Company, Inc.'s management. My responsibility is to express an opinion on J.K.R. & Company, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to J.K.R. & Company, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the J.K.R. & Company, Inc.'s financial statements. The Supplemental Information is the responsibility of the J.K.R. & Company, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson, CPA

I have served as J.K.R. & Company, Inc.'s auditor since 2015.

Tarzana, California

August 20, 2021

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

Independent Accountant's Report on Applying Agreed – Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

Board of Directors
J.K.R. & Company Inc.
Van Nuys, California

In accordance with Rule 17a-5 (e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended June 30, 2021, which were agreed to by J.K.R. & Company Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating J.K.R. & Company Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). J.K.R. & Company Inc.'s management is responsible for the J.K.R. & Company Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement records entries from the cash disbursements journal and related bank statements and reconciliations, noting no differences;

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended June 30, 2021, as applicable with the amounts reported in Form SIPC-7 for the year ended June 30, 2021 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, such as clearing firms' records supporting securities revenues, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, such as revenues from third party support and bank records supporting the adjustments, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
August 20, 2021

OATH OR AFFIRMATION

I, James Ellis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J.K.R. & Company Inc., as of June 30, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

See attached Certificate

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

J.K.R. & COMPANY INC.
Statement of Financial Condition
June 30, 2021

ASSETS

Cash and cash equivalents	$	92,648
Accounts receivable		285,475
Marketable securities, at fair market value		255,411
Deposits with clearing firm		40,000
Prepaid income tax		22,856
TOTAL ASSETS	$	696,390

LIABILITITES AND STOCKHOLDER'S EQUITY

Accounts payable	$	1,157
Accrued liabilities		21,260
Due to related party		14,000
Commissions payable		41,829
Payroll taxes payable		7,562
Deferred income taxes		35,760
TOTAL LIABILITIES	$	121,568
Stockholder's Equity:		
Common stock, no par value, 1,000,000 shares authorized, 415 shares issued and outstanding	$	15,000
Additional paid-in capital		182,580
Retained earnings		377,242
TOTAL STOCKHOLDER'S EQUITY		574,822
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	696,390

See notes to the financial statements.

J.K.R. & COMPANY INC.
Statement of Income
Year Ended June 30, 2021

Revenues		
Commissions	$	2,125,351
Net realized investment income		35,487
Net unrealized investment income		48,666
Management fees		381,716
Dividends		1,592
Interest		5,150
Total revenue		2,597,962
Expenses		
Commissions and floor brokerage		1,186,157
Compensation and benefits		282,375
Rent		53,576
Travel and entertainment		35,398
Outside services		660,970
Communications		18,967
Supplies		34,649
Other		49,034
Total expenses	$	2,321,126
Income before gain (loss) and income tax expense		276,836
Less income tax expense		88,011
NET INCOME	$	188,825

See notes to the financial statements.

J.K.R. & COMPANY INC.
Statement of Cash Flows
Year Ended June 30, 2021

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	188,825
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:		
Deferred income taxes		27,867
Net realized investment income		(35,487)
Net unrealized investment income		(48,666)
(Increase) decrease in current assets:		
Accounts receivable		(285,475)
Deposits with clearing firm		(21)
Prepaid expenses		1,988
Prepaid income tax		(22,856)
Other assets		-
Increase (decrease) in current liabilities:		
Accounts payable		(978)
Accrued liabilities		21,260
Salaries payable		(15,470)
Due to related party		1,000
Commissions payable		21,095
Payroll taxes payable		6,198
Income taxes payable		(42,538)
NET CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES	$	(183,258)
CASH FLOW FROM INVESTING ACTIVITIES		
Proceeds from the sale of securities		81,288
Cash paid for purchase of securities		(137,184)
NET CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES	$	(55,896)
CASH FLOW FROM FINANCING ACTIVITIES		
Dividends and interest reinvestment		-
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITES	$	-
NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS		(239,154)
CASH AND CASH EQUIVALENTS, Beginning of Period		331,802
CASH AND CASH EQUIVALENTS, End of Period	$	92,648
SUPPLEMENTAL DISCLOSURES		
Interest paid	$	51
Taxes paid	$	83,000
Distributions of marketable securities to prior owner	$	-
Deferred taxes elimination	$	-

See notes to the financial statements.

J.K.R. & COMPANY INC.
Statement of Changes in Stockholder's Equity
Year Ended June 30, 2021

	Common Stock				Additional Paid in		Retained		Total Stockholder's
	Number		Amount		Capital		Earnings		Equity
Balance at 6/30/2020	415	$	15,000	$	182,580	$	188,417	$	385,997
Net Income	-		-		-		188,825		188,825
Balance at 6/30/2021	415	$	15,000	$	182,580	$	377,242	$	574,822

See notes to the financial statements.

J.K.R. & COMPANY INC.

Notes to Financial Statements

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company. J.K.R. & Company Inc. (the "Company") is a registered broker-dealer licensed by the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company provides broker-dealer services as an introducing broker-dealer clearing customer transactions through Pershing LLC on a fully disclosed basis. The clearing deposit at June 30, 2021 was $40,000.

Revenue Recognition. Security transactions and the related revenue are recorded on a trade date basis. Management fees collected in advance are recorded as unearned revenue and are recognized ratably over the respective billing period.

ASC 606 Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue.

Commissions: This includes performance obligations related to transactions that is subject to SEA Rule 10b-10 for any renumeration that would need to be disclosed. It also includes any transaction when the Company is engaged as an agent. It does not include net gains or losses from transactions made by the Company when acting as a principal, or riskless principal.

Revenue from sale of Investment Company Shares: This includes concessions earned from the sale of open-end mutual funds that contain a load. Included are commissions charged on transactions on no load funds and UIT's to the extent they are open end companies.

Revenue from sale of Insurance Based Products: This includes revenue from any variable annuity or any other financial instrument that contains an insurance and security component and includes fixed annuities.

Interest/Rebate/Dividend Income. This includes rebates and/or interest earned on Securities borrowings; reverse repurchase transactions; Margin interest; interest earned from customer bank sweep into FDIC insured products and '40 Act investments and any interest and/or dividends on securities held in Firm inventory.

Revenue from Underwriting and Selling Group participation: This includes revenue from underwritings and selling group participation in any capacity.

Fees earned: This includes fees earned from affiliated entities; investment banking fees, M&A advisory; account supervision and investment advisory fees; administrative fees, revenue from research services; rebates from exchanges/ECN and ATS; 12b-1 fees; Mutual fund fees other than concessions or 12b-1 fees; execution service fees; clearing services; fees earned from customer bank sweep into FDIC insured products or from '40Act companies and networking fees from '40 Act companies.

Cash and Cash Equivalents. The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Income Taxes. Income taxes are accounted for using the liability method whereby deferred tax asset and liability account balances are calculated at the balance sheet date using the current tax laws and rates in effect.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

Concentration of Credit Risk. The company maintains cash balances with various financial institutions. Management performs periodic evaluations of the relative credit standing of these institutions. The Company has not sustained any material credit losses from these instruments.

Financial Instruments. The carrying values reflected in the statement of financial condition at June 30, 2021 reasonably approximate the fair values financial instruments. In making such assessment, the Company has utilized discounted cash flow analyses, estimates, and quoted market prices as appropriate. No allowance for potential credit losses was considered necessary at June 30, 2021.

Common Stock. The holders of Common Stock have one vote per share on all matters (including election of directors) without provisions for cumulative voting. The Common Stock is not redeemable and has no conversion or preemptive rights. No dividends will be paid on the Common Stock.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Capitalization Policy. The Company establishes $1,000 as the threshold amount for minimum capitalization. Any items costing below this amount are expensed. Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is determined by use of the straight-line method. Useful lives of property and equipment are as follows:

Computer equipment	3 years
Furniture and fixtures	7 years
Leasehold improvements	3 to 40 years

2. Fair Value Measurements

ASB ASC 820 defines fair value, established a framework for measuring fair value, and established a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The Company follows a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

- Level 1 inputs are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included with level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following is a description of the valuation methodologies used for assets measured at fair value.

- Marketable securities: Valued at quoted market prices.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of June 30, 2021:

	Level 1	*Level 2*	*Level 3*	*Total*
Marketable securities	$255,411	$ -	$ -	$255,411

The cost basis of the marketable securities at June 30, 2021 was $194,476.

3. INCOME TAXES

The Company is no longer subject to federal, state, or local tax examinations by taxing authorities for years before 2016. The effective income tax rate varies from the statutory federal income tax rate of 21% for the following reasons:

Computed "expected" federal income tax expense	$ 39,763
State income tax, net of federal benefit	20,381
Recognition of deferred taxes	27,867
Income tax expense	$ 88,011

At June 30, 2021 the Company had a net deferred tax liability of $35,760 comprised of unrealized gain on securities.

4. RENT

The Company rents office space in Laguna Beach from the prior owner and in Van Nuys from the current owner. The rental agreement is on a month to month basis. For the year ended June 30, 2021, the Company paid rent expense of $53,576 under this agreement.

The Company has reviewed ASC 842 Lease Accounting and does not believe that it is applicable to the Company because the operating lease for the company's office space is on a month to month basis.

5. PENSION PLAN

The company maintains an employee profit sharing trust. Contributions to the plan are based upon a percentage of gross allowable compensation for eligible employees limited to a maximum of 25%. The Company expensed contributions of $40,000 for fiscal 2021.

6. **NET CAPITAL REQUIREMENTS**

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at June 30, 2021 was 0.23 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At June 30, 2021, the Company had net capital of $535,210 which was $435,210 in excess of the amount required by the SEC.

7. **COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3**

The Company relies on Section (k) (2) (ii) of the Securities Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

8. **OFF BALANCE SHEET RISK**

As discussed in Note 1, the Company does not hold customer segregated cash or securities balances. Transactions are processed by a clearing firm on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance-sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations. The Company seeks to control such credit risk by monitoring its exposure to the risk of loss daily, on an account-by-account basis. At June 30, 2021, the Company was not responsible for any unsecured debits and did not have any open positions in its trading accounts.

9. **RELATED PARTY**

As of June 30, 2021, The Company owed $14,000 to related parties.

10. **SUBSEQUENT EVENTS**

The management has reviewed the results of operations for the period of time from its year end June 30, 2021 through August 19, 2021 the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements.

11. **COVID-19**

The worldwide outbreak of coronavirus (COVID-19) may lead to an adverse impact on the financial markets and the overall economy. In the event such an impact was to occur and last for a sustained period of time, the operations and financial performance of the Company may be adversely affected. At this point, however, the severity of such an event is highly uncertain and cannot be predicted.

J.K.R. & COMPANY INC.

Schedule I
Computation of Net Capital
Pursuant to SEC Rule 15c3-1

Total Stockholder's equity	574,822
Less non-allowable assets:	
Other assets	(100)
Net capital before charges on security positions:	574,722
Undue concentration	(38,312)
Haircuts	(1,200)
	(39,512)
Aggregate indebtedness from Statement of Financial Condition	(121,568)
Net Capital	535,210
Excess of net capital over minimum capital required	435,210
Ratio of aggregate indebtedness to net capital	0.23
Minimum net capital required	100,000

Note:
The differences between the net capital reported above and the net capital reported on Form FOCUS X-17A-5 Part IIA was caused by additional accruals and income tax adjustments at June 30, 2021.

J.K.R. & COMPANY INC.

Schedule II
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

June 30, 2021

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k) (2) (ii) and, accordingly, has no reserve requirements. Consequently, a reserve requirement was not calculated in Part II of Form X-17A-5 of this Company's FOCUS report as of June 30, 2021; and a reconciliation to that calculation is not included herein.

J.K.R. & COMPANY INC.

Schedule III
Information Relating to the Possession or Control Requirements
Pursuant to Rule 15c3-3

June 30, 2021

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k) (2) (ii) and, accordingly, has no possession or control requirements.

Assertions Regarding Exemption Provisions

We, as directors of management of J.K.R. & Company Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending July 1, 2020 through June 30, 2021.

J.K.R. & Company Inc.

By:

____
(Name and Title)

__________8-19-2021__________________________
(Date)

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 636-5660

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
J.K.R. & Company Inc.
Van Nuys, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) J.K.R. & Company Inc., identified the following provisions of 17 C.F.R. §15c3-3(k) under which J.K.R. & Company Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) J.K.R. & Company Inc., stated that J.K.R. & Company Inc., met the identified exemption provision throughout the most recent fiscal year without exception. J.K.R. & Company Inc.'s management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about J.K.R. & Company Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
August 20, 2021